Invoice

1961 Maserati 3500GT

From

The Cultivated Collector 19 Vitti Street

New Canaan CT 06840 United States of America

To

Rally Road

250 Lafayette Street 3rd Floor

New York NY 10012 United States of America

Date

Dec 04 2018

Invoice No.

TCC294

Invoice Due

Dec 04 2018

Description	Quantity	Rate	Amount (USD)
1961 Maserati 3500 GT Coupe Chassis Number- AM101*1834	1	325,000.00	325,000.00
	Subtotal		325,000.00
	Total Due (USD)		325,000.00
Invoice Notes
10% due immediately $32,500

SELLERRALLY RD

/s/ Matthew Ivanhoe/s/ Jake Auerbach

NAME: Mathew Ivanhoe NAME:_Jake Auerbach

DATE: Dec. 4th 2018DATE: Dec. 4th 2018

Phone: 203-920-1515Email: Ana@thecultivatedcollector.com